

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2014

Via E-mail
Matthew Killeen
Chief Executive Officer
Kore Resources Inc.
1101 Brickell Ave, South Tower, 8th Floor
Miami, Florida 33131

      Re: Kore Resources Inc.
             Item 4.01 Form 8-K/A
             Filed September 23, 2014
             File No. 000-54977

Dear Mr. Killeen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed September 23, 2014

1. In the sixth paragraph under Item 4.01 you disclose "there were no reportable events or disagreements with Anton & Chia, LLP…, except as noted in the subsequent paragraph." Please revise to (1) describe each such disagreement or reportable event; (2) state whether any audit or similar committee of the board of directors, or the board of directors, discussed the subject matter of each of such disagreements or reportable event with the former accountant; and (3) state whether you have authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of each of such disagreements or reportable event and, if not, describe the nature of any limitation thereon and the reason therefor. We refer you to the requirements under Items 304(a)(1)(iv) and 304(a)(1)(v) of Regulation S-K.

2. We remind you to file an updated letter from Anton & Chia, LLP stating whether they agree with your revised Item 304 disclosures, or the extent to which the accountant does not agree. Refer to Item 304(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3335 with any questions.

Sincerely,

/s/ Suying Li

Suying Li
Staff Accountant